                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           FOR THE MONTH OF MAY, 1999


                          ROYAL CARIBBEAN CRUISES LTD.
--------------------------------------------------------------------------------
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)



                    1050 CARIBBEAN WAY, MIAMI, FLORIDA 33132
--------------------------------------------------------------------------------
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)



     INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER FORM 20-F OR FORM 40-F.

             FORM 20-F       X                 FORM 40-F
                      ----------------                  ---------------


     INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

             YES                               NO              X
                      ----------------                  ---------------

                          ROYAL CARIBBEAN CRUISES LTD.
                           QUARTERLY FINANCIAL REPORT
                               FIRST QUARTER 1999

                          ROYAL CARIBBEAN CRUISES LTD.

                       INDEX TO QUARTERLY FINANCIAL REPORT

                                                                          PAGE
                                                                          ----

              Consolidated Statements of Operations
              for the First Quarters ended March 31, 1999
              and 1998                                                      1

              Consolidated Balance Sheets as of
              March 31, 1999 and December 31, 1998                          2

              Consolidated Statements of Cash
              Flows for the First Quarters ended
              March 31, 1999 and 1998                                       3

              Notes to the Consolidated Financial
              Statements                                                    4

              Management's Discussion and
              Analysis of Financial Condition and
              Results of Operations                                         7

                          ROYAL CARIBBEAN CRUISES LTD.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
               (UNAUDITED, IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                           FIRST QUARTER ENDED MARCH 31,
                                                           -----------------------------
                                                               1999             1998
                                                           -------------    -------------
 REVENUES                                                  $     610,046    $     659,777
                                                           -------------    -------------

 EXPENSES
           Operating                                             366,613          396,410
           Marketing, selling and administrative                  87,814           96,292
           Depreciation and amortization                          47,229           47,614
                                                           -------------    -------------
                                                                 501,656          540,316
                                                           -------------    -------------

 OPERATING INCOME                                                108,390          119,461
                                                           -------------    -------------

 OTHER INCOME (EXPENSE)
           Interest income                                           891            2,579
           Interest expense, net of capitalized interest         (35,222)         (42,556)
           Other income (expense)                                 16,137           (1,947)
                                                           -------------    -------------
                                                                 (18,194)         (41,924)
                                                           -------------    -------------
 NET INCOME                                                $      90,196    $      77,537
                                                           =============    =============

 BASIC EARNINGS PER SHARE
           Net income                                      $        0.52    $        0.45
                                                           =============    =============

           Weighted average shares outstanding               169,057,619      163,786,192
                                                           =============    =============

DILUTED EARNINGS PER SHARE
           Net income                                      $        0.49    $        0.44
                                                           =============    =============

           Weighted average shares outstanding               183,075,050      177,220,624
                                                           =============    =============

   The accompanying notes are an integral part of these financial statements.

                          ROYAL CARIBBEAN CRUISES LTD.

                           CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                            As of
                                                                 ----------------------------
                                                                    March 31,    December 31,
                                                                     1999           1998
                                                                 -----------    -----------
                                ASSETS                           (unaudited)
CURRENT ASSETS
  Cash and cash equivalents                                      $   108,270    $   172,921
  Trade and other receivables, net                                    78,838         36,532
  Inventories                                                         30,790         31,834
  Prepaid expenses                                                    46,327         45,044
                                                                 -----------    -----------
                  Total current assets                               264,225        286,331

PROPERTY AND EQUIPMENT - at cost less accumulated
  depreciation and amortization                                    5,195,926      5,073,008

GOODWILL - less accumulated amortization of $109,969 and
            $107,365, respectively                                   307,198        309,801

OTHER ASSETS                                                          16,972         16,936
                                                                 -----------    -----------
                                                                 $ 5,784,321    $ 5,686,076
                                                                 ===========    ===========

                   LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
  Current portion of long-term debt                              $   128,061    $   127,919
  Accounts payable                                                   121,705        115,833
  Accrued liabilities                                                233,509        243,477
  Customer deposits                                                  444,805        402,926
                                                                 -----------    -----------
                 Total current liabilities                           928,080        890,155

LONG-TERM DEBT                                                     2,326,950      2,341,163

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
  Preferred stock                                                    172,500        172,500
  Common stock                                                         1,692          1,690
  Paid-in capital                                                  1,364,613      1,361,796
  Retained earnings                                                  995,545        923,691
  Treasury stock                                                      (5,059)        (4,919)
                                                                 -----------    -----------
                 Total shareholders' equity                        2,529,291      2,454,758
                                                                 -----------    -----------
                                                                 $ 5,784,321    $ 5,686,076
                                                                 ===========    ===========




   The accompanying notes are an integral part of these financial statements.

                          ROYAL CARIBBEAN CRUISES LTD.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (UNAUDITED, IN THOUSANDS)

                                                        THREE MONTHS ENDED MARCH 31,
                                                        ----------------------------
                                                              1999        1998
                                                        ------------    ------------
OPERATING ACTIVITIES
     Net income                                            $  90,196    $  77,537
     Adjustments:
        Depreciation and amortization                         47,229       47,614
     Changes in operating assets and liabilities:
        Increase in trade and other receivables, net         (42,306)      (3,367)
        Decrease in inventories                                1,044        1,411
        Increase in prepaid expenses and other assets         (1,283)      (6,171)
        Increase (decrease) in accounts payable, trade         5,872       (1,805)
        (Decrease) increase in accrued liabilities            (9,968)      38,562
        Increase (decrease) in customer deposits              41,879       (4,631)
        Other, net                                             1,067          605
                                                           ---------    ---------
     Net cash provided by operating activities               133,730      149,755
                                                           ---------    ---------

INVESTING ACTIVITIES
     Purchase of property and equipment                     (167,495)     (92,372)
     Other, net                                                 (901)        (164)
                                                           ---------    ---------
     Net cash used in investing activities                  (168,396)     (92,536)
                                                           ---------    ---------

FINANCING ACTIVITIES
     Proceeds from issuance of long-term debt                     --      296,141
     Repayment of long-term debt                             (12,758)     (68,685)
     Proceeds from issuance of common stock                       --      165,532
     Dividends                                               (18,342)     (15,298)
     Other, net                                                1,115        2,445
                                                           ---------    ---------
     Net cash (used in) provided by financing activities     (29,985)     380,135
                                                           ---------    ---------

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS         (64,651)     437,354
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD             172,921      110,793
                                                           ---------    ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                 $ 108,270    $ 548,147
                                                           =========    =========

SUPPLEMENTAL DISCLOSURE
 Interest paid, net of amount capitalized                  $  27,667    $  25,227
                                                           =========    =========

   The accompanying notes are an integral part of these financial statements.

                          ROYAL CARIBBEAN CRUISES LTD.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)



NOTE 1 - BASIS FOR PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

In the opinion of management the accompanying unaudited consolidated financial statements contain all normal recurring accruals necessary for a fair presentation. The Company's revenues are moderately seasonal and results for interim periods are not necessarily indicative of the results for the entire year.

The interim unaudited Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements and notes thereto for 1998.

NOTE 2 - EARNINGS PER SHARE

Below is a reconciliation between basic and diluted earnings per share for the quarters ended March 31, 1999 and 1998 (in thousands, except per share amounts):


                                FIRST QUARTER ENDED MARCH 31,            FIRST QUARTER ENDED MARCH 31,
                             -------------------------------------   --------------------------------------
                                             1999                                     1998
                             -------------------------------------   --------------------------------------
                                INCOME       SHARES    PER SHARE         INCOME       SHARES     PER SHARE
                             -------------------------------------   --------------------------------------
Net Income                       $ 90,196                               $ 77,537
Less: Preferred stock
    dividends                      (3,127)                                (3,127)
                                 --------                               --------
Basic EPS                        $ 87,069   169,058       $ 0.52        $ 74,410      163,786      $ 0.45
                                                          ======                                   ======
Effect of Dilutive Securities:
    Stock options                             3,369                                     2,787
    Convertible preferred stock     3,127    10,648                        3,127       10,648
                                 --------   -------                     --------      -------
Diluted EPS                      $ 90,196   183,075       $ 0.49        $ 77,537      177,221      $ 0.44
                                 ========   =======       ======        ========      =======      ======



NOTE 3 - COMMITMENTS AND CONTINGENCIES

         CAPITAL EXPENDITURES. The Company currently has a total of nine ships on order. The aggregate contract price of the nine ships, which excludes capitalized interest and other ancillary costs, is approximately $3.6 billion of which the Company has deposited $337.1 million. Additional deposits are due prior to the dates of delivery of $119.2 million in 1999, $88.1 million in 2000 and $25.0 million in 2001. The Company anticipates that overall capital expenditures will be approximately $997, $1,196 and $1,368 million for 1999, 2000 and 2001, respectively.

LITIGATION. In June 1998, the Company entered into a plea agreement with the U.S. Department of Justice settling previously filed charges contained in two indictments pending in the U.S. District of Puerto Rico and the Southern District of Florida, respectively. The indictments, which pertained to events that occurred in 1994 and prior years, contained a total of 11 felony counts related to improper disposal of oil-contaminated bilge water and attempts to conceal such activities from the U.S. Coast Guard. Under the plea agreement, the Company pled guilty to 8 of the 11 counts and paid $9.0 million. The Company was also placed on probation for up to five years and has implemented a Court supervised Environmental Compliance Plan. The U.S. government is continuing its investigation of the Company's bilge water and other waste disposal practices through federal grand jury proceedings in Anchorage, Alaska, Los Angeles, California, Miami, Florida and New York, New York. In February 1999, the Company was indicted by the grand jury in Los Angeles on charges that it presented false oil record books for one of its vessels to the U.S. Coast Guard three times during 1994 and the Company has pled guilty to these charges. Each of the three counts in the indictment carries a maximum fine of $500,000, subject to increase under certain circumstances. Although the Company is not able at this time to estimate the timing or impact of these continuing investigations, the Company may be subject to additional charges for violations of U.S. law.

         Beginning in December 1995, several purported class action suits were filed alleging that Royal Caribbean International and Celebrity misrepresented to its guests the amount of its port charge expenses. The suits seek declaratory relief and damages in an unspecified amount. Beginning in August 1996, several purported class-action suits were filed alleging that Royal Caribbean International and Celebrity should have paid commissions to travel agents on port charges included in the price of cruise fares. The suit seeks damages in an unspecified amount. Similar suits are pending against other companies in the cruise industry. In February 1997, Royal Caribbean International, Celebrity and certain other cruise lines entered into an Assurance of Voluntary Compliance with the Florida Attorney General's office. Under the Assurance of Voluntary Compliance, Royal Caribbean International and Celebrity agreed to include all components of the cruise ticket price, other than governmental taxes and fees, in the advertised price. In January 1999, Royal Caribbean International entered into an agreement to settle certain of the class-action suits filed on behalf of its guests. Celebrity entered into a similar settlement agreement. Under the terms of the settlement agreements, each of Royal Caribbean International and Celebrity will issue travel vouchers having face amounts ranging from $8 to $30, in the case of Royal Caribbean International, and from $20 to $45 in the case of Celebrity, to guests who are U.S. residents and who sailed on Royal Caribbean International or Celebrity, as the case may be, between April 1992 and April 1997. Such vouchers may be applied to reduce the cruise fare of a future cruise on Royal Caribbean International or Celebrity, as the case may be, and are valid for up to three years from the date of issuance. The settlements have received preliminary court approval but are subject to final court approval. Since the amount and timing of the vouchers to be redeemed and the effect of redemption on revenues is not reasonably determinable, the Company has not established a liability for the vouchers and will account for their redemption as a reduction of future revenues. In December 1998, a Florida state court judge dismissed one of the class-action suits filed on behalf of travel agents for failure to state a claim under Florida law. The plaintiff in that case has filed an appeal of that decision. The Company is not able at this time to estimate the timing or impact of the travel agent proceedings on the Company.

         In April 1999 a lawsuit was filed in the United States District Court for the Southern District of New York on behalf of current and former crew members alleging that the Company failed to pay the plaintiffs their full wages. The suit seeks payment of (i) the wages alleged to be owed, (ii) penalty wages under U.S. law and (iii) punitive damages. The Company is not able at this time to estimate the impact of these proceedings on the Company; there can be no assurance that such proceedings, if decided adversely, would not have a material adverse effect on the Company's results of operations.

         The Company is routinely involved in other claims typical to the cruise industry. The majority of these claims are covered by insurance. Management believes the outcome of such other claims which are not covered by insurance would not have a material adverse effect upon the Company's financial condition or results of operations.

OTHER.

The Company has a commitment through 2013 to pay a minimum amount for its annual usage of certain port facilities (in thousands):

             ----------------------------------------------------
              Year
             ----------------------------------------------------
              1999                                      $   6,500
              2000                                          7,500
              2001                                          9,500
              2002                                          9,500
              2003                                         10,000
              Thereafter                                  117,000
                                                        ---------
                                                        $ 160,000
                                                        =========
             ----------------------------------------------------

                          ROYAL CARIBBEAN CRUISES LTD.


                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Certain statements under this caption "Management's Discussion and Analysis of Financial Condition and Results of Operations", may constitute "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in such forward-looking statements. Such factors include inter alia general economic and business conditions, cruise industry competition, the impact of tax laws and regulations affecting the Company and its principal shareholders, changes in other laws and regulations affecting the Company, delivery schedule of new vessels, emergency ship repairs, incidents involving cruise vessels at sea, changes in interest rates, Year 2000 compliance and weather.

RESULTS OF OPERATIONS

         SUMMARY. Net income for the first quarter of 1999 increased 16.3% to $90.2 million or $0.49 per share on a diluted basis, as compared to $77.5 million or $0.44 per share for the same period in 1998. These results were achieved despite a temporary reduction in capacity due to unusual events. MONARCH OF THE SEAS missed 11 cruises during the quarter due to a grounding incident in mid-December. Also affecting capacity was the loss of one voyage each on GRANDEUR OF THE SEAS and ENCHANTMENT OF THE SEAS due to unscheduled engine repairs. Positively affecting results were reduced operating expenses on a per unit basis and lower sales, marketing and administrative expenses as compared to the prior year. Also included in net income for the quarter is approximately $17 million of proceeds from loss-of-hire insurance.

Total revenues were $610.0 million for the first quarter of 1999 as compared to $659.8 million in 1998. The decline in gross revenue was due to the reduction in capacity as discussed above, as well as a decline in gross revenue per available lower berth ("Yield") primarily due to a decrease in occupancy from 104.6% to 102.1%.

The following table presents operating data as a percentage of total revenues:

                                             FIRST QUARTER ENDED MARCH 31,
                                             -----------------------------
                                                  1999          1998
                                             ----------        -----------
REVENUES                                          100.0%       100.0%

EXPENSES:
     OPERATING                                     60.1         60.1
     MARKETING, SELLING AND ADMINISTRATIVE         14.4         14.6
     DEPRECIATION AND AMORTIZATION                  7.7          7.2
                                                  -----        -----

OPERATING INCOME                                   17.8         18.1

OTHER INCOME (EXPENSE)                             (3.0)        (6.4)
                                                  -----        -----

NET INCOME                                         14.8%        11.7%
                                                  =====        =====



The Company's revenues are moderately seasonal, due to variations in rates and occupancy percentages.

Due to the conflict in the Balkans, the Company has experienced a slow-down in booking patterns for its Mediterranean cruise itineraries, and to a lesser extent, its other European cruise itineraries. The Company has approximately 4% of its annual planned capacity in the Mediterranean. In response to the conflict, the Company has changed the itineraries of selected Mediterranean cruises. The Company anticipates that Yields of its Mediterranean itineraries and other European itineraries will be negatively affected by the conflict.

         REVENUES. Total revenues decreased 7.5% to $610.0 million for the first quarter of 1999 as compared to $659.8 million for the first quarter of 1998 as a result of a 3.9% decrease in capacity and a 3.7% decline in Yield. The reduction in capacity was due primarily to MONARCH OF THE SEAS being out of service for eleven weeks during the quarter, GRANDEUR OF THE SEAS and ENCHANTMENT OF THE SEAS missing one voyage each, as well as the departure of SONG OF AMERICA from the fleet in March 1999. This decrease was partially offset by VISION OF THE SEAS which entered service in the second quarter of 1998. The decline in Yield was primarily a result of a reduction in occupancy from 104.6% to 102.1%, the redemption of cruise certificates related to the ships which were out of service and a decline in guest per diems due to a lower percentage of guests electing to use the Company's air program.

         EXPENSES. Operating expenses decreased 7.5% to $366.6 million for the first quarter of 1999 as compared to $396.4 million for the first quarter of 1998 primarily due to the decline in capacity as well as lower air costs as discussed above. As a percentage of revenue, operating expenses were 60.1%, consistent with the first quarter of 1998.

Marketing, selling and administrative expenses decreased 8.8% to $87.8 million for the first quarter of 1999 from $96.3 million in 1998. The decline was primarily due to lower advertising expenses, partially offset by an increase in payroll costs during the quarter. As a percentage of revenue, marketing, selling and administrative expenses decreased to 14.4% for the first quarter of 1999 compared to 14.6% for the same period in 1998.

Depreciation and amortization decreased to $47.2 million for the first quarter of 1999 from $47.6 million for the first quarter of 1998.

         OTHER INCOME (EXPENSE). Interest expense, net of capitalized interest, decreased to $35.2 million in the first quarter of 1999 as compared to $42.6 million for the first quarter of 1998 as a result of a decrease in the average debt level due to the prepayment of variable rate debt during 1998, as well as an increase in capitalized interest associated with an increase in expenditures related to ships currently under construction.

Other income (expense) increased to $16.1 million for the first quarter of 1999 due to an insurance recovery of $17.1 million under the Company's loss-of-hire insurance resulting from MONARCH OF THE SEAS being out of service for eleven weeks during the quarter.

LIQUIDITY AND CAPITAL RESOURCES

         SOURCES AND USES OF CASH. Net cash provided by operating activities was $133.7 million for the first quarter of 1999 as compared to $149.8 million for the first quarter of 1998. The decrease was due to timing differences in cash payments and receipts relating to operating assets and liabilities.

During the first quarter of 1999, the Company paid a quarterly cash dividend of $0.09 per common share or $15.2 million. In addition, the Company paid a quarterly cash dividend of $.91 per preferred share or $3.1 million.

The Company made principal payments in the first quarter of 1999 totaling approximately $12.8 million under various term loans and capital lease agreements.

The Company's capital expenditures increased to $167.5 million for the first quarter of 1999 as compared to $92.4 million for the first quarter of 1998. Capital expenditures included $141.4 million and $65.8 million in payments for ships under construction in the first quarter of 1999 and 1998, respectively. Also included in capital expenditures are shoreside capital expenditures and costs for vessel refurbishing to maintain consistent fleet standards.

         FUTURE COMMITMENTS. The Company currently has nine ships on order for an additional capacity of 21,500 berths. The aggregate contract price of the nine ships, which excludes capitalized interest and other ancillary costs, is approximately $3.6 billion of which the Company has deposited $337.1 million. Additional deposits are due prior to the dates of delivery of $119.2 million in 1999, $88.1 million in 2000 and $25.0 million in 2001. The Company anticipates that overall capital expenditures will be approximately $997, $1,196 and $1,368 million for 1999, 2000 and 2001, respectively.

In addition, the Company continuously considers potential acquisitions, strategic alliances and adjustments to its fleet composition, including the acquisition or disposition of vessels. If any such acquisitions, strategic alliances and adjustments to its fleet composition were to occur, they would be financed by the issuance of additional shares of equity securities, the incurrence of additional indebtedness or from cash flows from operations.

         FUNDING SOURCES. As of March 31, 1999, the Company's liquidity was $1,108.3 million consisting of $108.3 million in cash and cash equivalents and $1.0 billion available under its $1.0 billion unsecured revolving credit facility (the "$1 Billion Revolving Credit Facility"). In addition, the agreements related to the ships scheduled for delivery subsequent to 1999 require the shipyards to make available export financing for up to 80% of the contract price of the vessels.

The Company's cash management practice is to utilize excess cash to reduce outstanding balances on the $1 Billion Revolving Credit Facility, and to the extent the cash balances exceed the amounts drawn under the $1 Billion Revolving Credit Facility, the Company invests in short-term securities.

IMPACT OF YEAR 2000

The "Year 2000 issue" is the result of computer programs that were written using two digits rather than four to define the applicable year. If the Company's computer programs with date-sensitive functions are not Year 2000 compliant, they may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions to operations.

STATE OF READINESS. The Company continuously upgrades its computer systems. In 1992, the Company implemented a new computer reservation and passenger services system which was designed to be Year 2000 compliant. Since then, the Company has sought to fix Year 2000 issues as an indirect part of its efforts to upgrade many of its internally developed computer systems. Prior to 1998, the Company did not separately track associated Year 2000 software compliant costs.

In 1997, the Company engaged a third-party consultant to assess the status of the Company relative to the Year 2000 issue. The assessment was completed in early 1998. The Company then formed an internally staffed program management office that is conducting a comprehensive review of computer programs to address the impact of the Year 2000 issue on its operations and otherwise address the Year 2000 issues identified by the third-party consultant (the "Year 2000 Project"). Employees in various departments throughout the Company are assisting the program management office by addressing Year 2000 issues applicable to their departments.

The Company has identified three major categories of Year 2000 risk:

(1) internally developed software systems -- these include the Company's reservation, accounting, remote reservation booking and revenue management systems;
(2) third-party supplied software systems and equipment with embedded chip technology -- these include the Company's computer hardware equipment, building facilities control systems and shipboard equipment and control systems (e.g., navigation, engine, and bridge control systems, fire alarm and safety systems); and
(3) external vendors and suppliers -- these include key suppliers (e.g., suppliers of air travel, hotel accommodations, food and other on-board provisions), travel agents, on-board concessionaires and other third parties whose system failures potentially could have a significant impact on the Company's operations.

The general phases common to all three categories are (1) inventorying Year 2000 items, (2) assessing the Year 2000 compliance of key items, (3) repairing or replacing key internally developed and third-party supplied non-compliant items,
(4) testing and certifying key internally developed and third-party supplied items, and (5) designing and implementing contingency plans as needed.

The Company has completed its inventory and assessment of its key internally developed software systems and equipment and has repaired those internally developed software systems that were determined non-compliant. The Company plans to complete testing and certification of these systems by the end of the third quarter of 1999, at which time it expects that its key internally developed software systems will be Year 2000 compliant. The Company plans to retain a third-party consultant to evaluate its certification and testing procedures.

Through the use of questionnaires and other communications with third party suppliers and vendors, the Company has substantially completed its assessment of material software and equipment supplied by third parties, and the Company is in the process of requesting that all identified non-compliant systems and equipment be remediated. Depending on the third party's response, the Company will implement appropriate contingency plans, including, when possible, the repair or replacement of supplied systems or equipment or the replacement of a vendor. The Company expects to complete most remediation and certification of third-party supplied software systems and equipment by the end of the third quarter of 1999 and the remainder in the fourth quarter of 1999.

The Company also continues to track Year 2000 compliance of identified external vendors and suppliers whose system failures potentially could have a significant impact on the Company's operations ("Key External Vendors"). The Company is preparing contingency plans to identify and determine how to handle its most reasonably likely worst case scenarios. It expects to complete these plans by the third quarter of 1999.

RISKS. Based on its current assessment efforts, the Company does not believe that Year 2000 issues will have a material adverse effect on the results of its operations, liquidity or financial condition. However, this assessment is dependent on the ability of third-party suppliers and others whose system failures potentially could have a significant impact on the Company's operations to be Year 2000 compliant. For instance, the operations of the Company could be impacted by disruptions in airlines, port authorities, travel agents or others in the transportation or sales distribution channels whose systems are not Year 2000 compliant. Although the Company cannot control the conduct of these third parties, the Year 2000 Project is expected to reduce the Company's level of uncertainty and the adverse effect that any such failures may have.

COSTS. The total cost associated with required modifications to become Year 2000 compliant are not expected to be material to the Company's financial position.

The Company estimates that it will incur approximately $6.0 million in expense on efforts directly related to fixing the Year 2000 issue, as well as an additional $5.0 million of capital expenditures related to the accelerated replacement of non-compliant systems. The Company has incurred approximately $2.6 million in expense since January 1, 1998, and spent an additional $2.7 million for capital expenditures related to the accelerated replacement of non-compliant systems. Estimated costs do not include costs that may be incurred by the Company as a result of the failure of any third parties to become Year 2000 compliant or costs to implement any contingency plans.

The information contained in this "Impact of Year 2000" section is a Year 2000 Readiness Disclosure pursuant to the Year 2000 Information and Disclosure Act.

                           INCORPORATION BY REFERENCE

This report on Form 6-K is hereby incorporated by reference in registrant's Registration Statement on Form F-3, File No. 333-8708, filed with the Securities and Exchange Commission.







                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 ROYAL CARIBBEAN CRUISES LTD.
                                 ----------------------------
                                         (Registrant)

Date: May 13, 1999               By /s/ Richard J. Glasier
                                    --------------------------------
                                 Richard J. Glasier
                                 Executive Vice President and Chief Financial
                                  Officer